Exhibit 16.1

December 29, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC
20549 USA

Dear Ladies and Gentlemen:

We have read the current report on Form 8-K/A, filed by Viking Systems, Inc. (the “Company”) on December 29, 2006, and are in agreement with the statements regarding our firm as included in Item 4.01 of this form. We have no basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

/s/ Peterson & Co., LLP

PETERSON & CO., LLP